UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
Commission File Number: 1-4105

Bausch & Lomb 401(k) Account Plan
(Full Title of the Plan)

Bausch & Lomb Incorporated One Bausch & Lomb Place Rochester, New York 14604-2701 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Bausch & Lomb 401(k) Account Plan
Index to Financial Statements and Schedule	Page 1

Page
Financial Statements:
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	4
Notes to Financial Statements	5-10
Supplemental Schedule:*
Schedule I: Schedule of Assets Held for Investment Purposes at the End of Year	1-13
Exhibit Index:
EX-23 Consent of PricewaterhouseCoopers LLP

*****

*Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Page 2

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Bausch & Lomb 401(k) Account Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bausch & Lomb 401(k) Account Plan (the "Plan") at December 31, 2004 and December 31, 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rochester, New York

June 21, 2005

Bausch & Lomb 401(k) Account Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003	Page 3

	December 31, 2004	December 31, 2003

Assets
Investments at fair value	$ 303,092,343	$ 256,769,231
Investments at contract value	77,778,634	71,652,069
Investment in common/collective trust, at fair value	1,440,270	964,982

Total investments	382,311,247	329,386,282
Receivables for pending trade sales	620,513	666,776
Accrued interest and dividends receivable	238,473	239,063

Total assets	383,170,233	330,292,121

Liabilities
Payables for pending trade purchases	9,806,345	6,725,801
Total liabilities	9,806,345	6,725,801
Net assets available for benefits	$ 373,363,888	$ 323,566,320

The accompanying notes are an integral part of these financial statements.

Bausch & Lomb 401(k) Account Plan
Statement of Changes in Net Assets Available for Benefits	Page 4

For the Year Ended December 31, 2004
Additions
Additions to net assets attributed to:
Participant contributions (Including rollover contributions)	$ 18,806,249
Employer contributions	8,132,569
Total contributions	26,938,818

Investment income
Interest/dividend	6,945,905
Net appreciation in fair value of investments	36,894,457
Total investment income	43,840,362

Total additions	70,779,180
Deductions
Benefits paid to participants	(20,981,612)

Net increase	49,797,568

Net assets available for benefits:
Beginning of year	323,566,320

End of year	$ 373,363,888

The accompanying notes are an integral part of these financial statements.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003	Page 5

1.      Description of Plan

The Plan is a defined contribution plan covering substantially all U.S. employees of Bausch & Lomb Incorporated (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General
The following description of the Plan provides only general information. Participants should refer to the Plan's Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

Participant Contributions
Employees may elect to participate in the Plan on their date of hire if they are scheduled to work at least 1,000 hours per Plan year. The allowable employee contribution ranges from 1 percent to 50 percent of eligible pre-tax compensation. A participant may also elect to contribute an additional 1 percent to 6 percent of eligible compensation on an after-tax basis. Participants age 50 and over, or those turning 50 during the plan year, are eligible to make catch-up contributions on a pre-tax basis. In no event may the participant's rate of pre-tax savings contributions when added to the rate of after-tax savings contributions exceed 56 percent of eligible compensation. In addition, each participant may contribute rollover contributions received in a lump sum from another qualified defined contribution or defined benefit retirement plan.

Company Contributions
For all participants who have completed one year of eligible service, the Company is required to match each participant's contribution, from its profits, an amount equal to 100 percent of the first 3 percent of each participant's pre-tax savings contributions plus 50 percent of the next 2 percent of each participant's pre-tax savings contributions. Additionally, for all participants who have completed one year of eligible service, the Company provides a base contribution of .5 percent of a participant's eligible compensation whether the employee chooses to contribute or not. All Company contributions are invested in Bausch & Lomb Incorporated Common Stock and must remain in this fund option until the participant reaches the age of 55. Contributions are subject to certain limitations.

Plan Administrator
The Plan is administered by the Employee Benefits Administration Committee (the "Committee"), which is appointed by the Board of Directors of the Company.

Participant Accounts
Individual accounts are maintained for each Plan participant to reflect the participant's contributions and Company contributions. Income and loss is allocated to the participants' accounts based on the ratio of the account balance of the individual participant to the aggregate of all account balances of all participants in the fund within the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003	Page 6

Vesting
All active Plan participants are 100 percent vested in their contributions, as well as in all Company contributions.

Administrative Expenses
All legal, accounting and trustee services are provided at the expense of the Company. For the plan year ended December 31, 2004, the Company paid administrative expenses totaling $440,590.

Participant Loans
Plan participants may borrow up to one-half of their account balance, not to exceed $50,000. Participants' loans are secured by their account balances. Loan terms range from one to five years. The interest rate on such loans is determined by the Committee based on prevailing market interest rates at the time the loan is approved. For loans taken during 2004 and 2003, the interest rate charged was one percent over the published prime interest rate on the 25th of each month prior to the application (5.25% and 4.00% at December 31, 2004 and 2003, respectively).

Payment of Benefits
On termination of service due to death, disability, or retirement, the value of the participant's vested interest in his or her account is distributed as either a lump-sum payment or a series of installment payments. Benefits are subject to potential personal income tax and, in certain circumstances, other penalties. A participant may withdraw from his or her after-tax savings account prior to termination of employment subject to Plan provisions.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participant accounts will remain 100 percent vested.

2.      Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are recorded on the accrual basis of accounting. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003	Page 7

Investment Valuation
The Plan invests in mutual funds, equity securities or debt instruments which are presented at fair value based on the net asset value for mutual fund shares held by the Plan at year end or quoted market prices for equity securities or debt instruments. The investment in the common/collective trust fund is presented at market value based upon the net asset value of the underlying trust. Loans to participants are valued at cost, which approximates fair value.

The Plan's investments also consist of a guaranteed investment contract at Metropolitan Life Insurance Company ("MetLife"), which is stated at contract value. Contract value is equal to cost plus accrued interest, which approximates fair value because the contract is fully benefit responsive. The average investment yield for 2004 and 2003 was 4.78 percent and 5.10 percent, respectively. The crediting rate at December 31, 2004 and 2003 was 4.80 percent and 4.75 percent, respectively. The crediting rate is reset by MetLife annually on December 1 based on the contract terms.

The Plan holds a synthetic investment contract with a total contract value of $50,737,442 and $48,548,044 at December 31, 2004 and 2003, respectively. Synthetic investment contracts represent individual assets or a portfolio of assets placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can execute transactions at contract value. Individual assets of the synthetic contract are valued at representative quoted market prices. The wrapper is valued as the difference between the fair value of the assets and the contract value of the investment contract.

Net Appreciation in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the net unrealized appreciation or depreciation on those investments.

3.      Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2004	December 31, 2003

Bausch & Lomb Incorporated Common Stock*	$ 106,773,822	$ 85,433,731
Fidelity Equity Income Fund	36,445,936	33,418,106
Fidelity Contrafund Incorporated Fund	29,270,591	25,564,141
Fidelity Puritan Fund	26,623,671	25,016,581
Clover Capital Investment Contract	24,978,695	23,946,560
Alliance Capital Investment Contract	24,253,821	23,096,558
Fidelity Spartan US Equity Index Fund	23,588,769	21,334,556
MetLife GAC **	-	17,044,999
**The value of this investment was less than 5% of the Plan's net assets at December 31, 2004.

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003	Page 8

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during this year) appreciated in value by $36,894,457 as follows:

Bausch & Lomb Incorporated Common Stock*	$ 20,805,530
Mutual funds	16,088,927
$ 36,894,457
*Denotes party-in-interest and investment which is partially non-participant directed.

4.      Non-participant Directed Investments

The Bausch & Lomb Incorporated Stock Fund features both a participant directed and non-participant directed investment option. Company contributions are invested in the Bausch & Lomb Incorporated Stock Fund and must remain in this fund option until the participant reaches age 55. In addition, participants may direct contributions to the Bausch & Lomb Incorporated Stock Fund and may redirect their contributions to another fund available to participants at any time. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits related to the Bausch & Lomb Incorporated Stock Fund is as follows:

	December 31, 2004	December 31, 2003

Net assets available for benefits:
Common stock	$ 106,450,211	$ 85,058,806
Cash	1,295,640	806,984
Accrued interest and dividends receivable	215,958	213,061
	$ 107,961,809	$ 86,078,851

	December 31, 2004
Net assets available for benefits at beginning of year	$ 86,078,851
Contributions
Participant	709,200
Employer	8,132,569

Interest/dividends	875,073
Net appreciation in fair value of investments	20,805,530
Benefits paid to participants	(4,954,081)
Interfund transfers, net	(3,685,333)

Net assets available for benefits at end of year	$ 107,961,809

Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003	Page 9

5.      Federal Income Tax

The Plan received a favorable determination letter dated February 21, 1995 from the Internal Revenue Service (the "IRS"), stating that the Plan, as then designed, was a qualified plan in accordance with applicable sections of the Internal Revenue Code (the "Code") and its corresponding trust is exempt from taxation. On August 9, 2001, the Plan Administrator applied for a new determination letter prompted by a series of changes in the Code that affect qualified retirement plans. The Plan received a favorable determination letter dated November 18, 2002, stating that the Plan, as amended, continues as a qualified Plan, in accordance with the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and Plan's benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.      Transactions with Related Parties

Certain participant contributions and all Company contributions are invested in the Company's common stock and, therefore, these transactions qualify as party-in-interest. All legal, accounting and trustee services are provided at the expense of the Company.

7.      Subsequent Events

Effective January 1, 2005, the plan was amended as follows:

Company Contributions
The Company changed its base contribution rate to 2.5 percent. The base contributions begin accumulating immediately upon hire, and employees automatically become plan participants whether they choose to contribute or not. Certain long service employees will receive a larger base Company contribution, based on age and years of service. Additionally, the Company has changed its matching contribution to 150% of the first 5% of each participant's pre-tax savings contributions.

Non-Participant Directed Investments
Company contributions, which are invested in the Bausch & Lomb Incorporated Stock Fund, are no longer required to remain in this fund option until the participant reaches age 55.

Vesting
Employees hired prior to January 1, 2005 are 100% vested and entitled to the full dollar value of their entire account anytime after separation from the Company. Employees hired on or after January 1, 2005 become 100% vested for the Company base and matching contributions after three years of service. Participants are always 100% vested in their own contributions to the plan. Forfeitures shall be applied towards the Company's current or future contribution requirements.

Distributions
Participants may withdraw all or part of their after-tax contributions and any accumulated interest while still working at the Company. Pre-tax contributions may be withdrawn without penalty, provided the participant is still employed and is age 59 1/2 or older, or separated from the Company.

Record Keeper
Effective January 1, 2005, the Company contracted with Fidelity Investment Management to act as the record keeper and trustee of the plan.
Bausch & Lomb 401(k) Account Plan
Notes to Financial Statements
Years ended December 31, 2004 and 2003	Page 10

8.       Form 5500

The Form 5500 was not available for review at the time of filing the audited financial statements on Form 11-K with the Securities and Exchange Commission. However, in order to comply with ERISA, a comparison and reconciliation of the audited financial statements with the Form 5500 will occur before the Form 5500 is finalized and filed (with the accompanying audited financial statements). The plan administrator does not anticipate any changes to these financial statements as a result of this reconciliation.

Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year			Schedule I
For the Plan Year Ended December 31, 2004			Page 1

Security Description/Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock - Common
United States - USD
BAUSCH & LOMB INC. COM CUSIP: 071707103**	1,651,415.00	55,469,675.61	106,450,210.90

Total United States - USD		55,469,675.61	106,450,210.90
Total Corporate Stock - Common		55,469,675.61	106,450,210.90

Loans to Participants/Other
United States - USD
PARTICIPANT LOANS FOR THE BAUSCH & LOMB SAVING TRUST CUSIP: 999919418	7,924,822.08		7,924,822.08

(INTEREST RATES 5.00% - 6.25%)

Total United States - USD			7,924,822.08
Total Loans to Participants/Other			7,924,822.08

Value of Interest in Common/Collective Trusts
United States - USD
COLTV SHORT-TERM INVT FD CUSIP: 195998AC3	1,440,269.61	1,440,269.61	1,440,269.61
Total United States - USD		1,440,269.61	1,440,269.61
Total Value of Interest in Common/Collective Trusts		1,440,269.61	1,440,269.61

**Denotes party-in-interest
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 2
	Shares/Par Value	Current Value
Value of Interest in Registered Investment Companies

United States - USD

MFO FIDELITY US BOND INDEX PORTFOLIO FUND 315911107	379,400.22	4,226,518.45
MFO FID EQTY INC FD SH BEN INT CUSIP: 316138106	690,525.51	36,445,936.42
MFO FID INSTL INVS TR FREEDOM 2010 FD CUSIP: 31617R506	190,991.13	2,601,299.19
MFO FID INSTL INVS TR FREEDOM 2020 FD CUSIP: 31617R605	175,255.79	2,446,570.83
MFO FID INSTL INVS TR FREEDOM 2030 FD CUSIP: 31617R704	267,265.66	3,763,100.49
MFO FIDELITY CONTRAFUND INC OPEN END FD CUSIP: 316071109	515,872.25	29,270,591.47
MFO FIDELITY FMM RET GOVT MM CUSIP: 316191709	5,979,097.16	5,979,097.16
MFO FIDELITY INVT TR DIVERSFIFIED INTL FDOPEN END FD CUSIP: 315910802	474,911.50	13,601,467.65
MFO FIDELITY MAGELLAN PD INC OPEN END FD CUSIP: 316184100	126,382.34	13,117,223.07
MFO FIDELITY OTC PORTFOLIO OPEN END FD CUSIP: 316389105	364,257.67	12,636,098.57
MFO FIDELITY PURITAN PD OPEN END PD CUSIP: 316345107	1,404,943.06	26,623,670.99
MFO FIDELITY SPARTAN US EQTY INDEX RD OPEN END FD CUSIP: 315911206	550,367.92	23,588,769.05
MFO FIDELITY MID CAP STK FD 316128404	64,838.08	1,520,452.98
MFO FIDELITY LOW PRICED STOCK FUND 316345305	118,781.03	4,780,936.46
MFO FIDELITY SMALL CAP STK FD 315912501	283,735.23	5,152,631.78
MFO FIDELITY VALUE FD OPEN END FD 316464106	41,561.87	2,962,945.71
Total United States - USD		188,717,310.27
Total Value of Interest in Registered Investment Companies		188,717,310.27

Value of Funds Held in Insurance Company General Accounts United States - USD

Met Life Insurance Company GAC #13388 4.80% CUSIP: 999499VE3	17,855,360.35	17,855,360.35
Total United States - USD		17,855,360.35
Total Value of Funds Held in Insurance Company General Accounts		17,855,360.35

Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 3

Security Description/Asset ID	Shares/Par Value	Current Value

Pending trade sales - United states dollar	0.00	620,512.50

U.S. Government Securities
United States - USD
FED NATL MTG ASSOC 5.25 DUE 08-01-2012 CUSIP: 31359MNU3	240,000.00	249,031.20
FHLMC MTN 4.25 07-15-2009 CUSIP: 3134A4US1	300,000.00	305,214.30
FHLMC PREASSIGN 00891 5.125 11-07-2013/11-07-2005 CUSIP 3128X17C5	245,000.00	245,980.00
FHLMC TRANCHE # TR 00396 3.75 08-03-2007/08-03-2005 CUSIP: 3128X3SM6	305,000.00	305,413.28
FHLMC 30 YEAR GOLD PARTICIPATION CERTIFICATE (PC) CUSIP: 02R060613	305,000.00	315,007.66
FNMA NT 3.25 06-28-2006/06-28-2005 CUSIP: 31359MVS9	345,000.00	344,882.70
FNMA NT 3.55 11-16-2007/11-16-2005 CUSIP 31359MWU3	180,000.00	180,128.88
FNMA POOL #545296 6% DUE 11-01-2016 REG CUSIP: 31385HXZ0	93,665.66	98,211.16
FNMA POOL #725231 5% 02-01-2034 BEO CUSIP: 31402CVY5	458,136.29	455,448.86
FNMA PREASSIGN 00026 5 04-25-2014 CUSIP: 31393TBB1	158,631.82	159,843.93
FNMA PREASSIGN 00358 3.125 07-15-2006 CUSIP: 31359MVP5	325,000.00	324,883.98
FNMA PREASSIGN 00371 3.41 08-30-2007/09-01-2005 CUSIP: 31359MWC3	475,000.00	473,397.35
FNMA PREASSIGN 00377 4.625 10-15-2014 CUSIP: 31359MWJ8	420,000.00	420,315.42
FNMA SINGLE FAMILY MORTGAGE 5% 30 YEARS SETTLES JANUARY CUSIP: 01F050619	905,000.00	897,646.88
FNMA SINGLE FAMILY MTG 4.5 15 YEARS SETTLES JAN CUSIP: 01F042418	1,125,000.00	1,121,132.25
FNMA 15 YR PASS-THROUGH 5.5 15 YEARS SETTLES JAN CUSIP: 01F052417	790,000.00	816,168.75
FNMA 30 YEAR PASS-THROUGHS 5.5% 30 YEARS SETTLES JANUARY CUSIP: 01F052615	2,585,000.00	2,623,775.00
FNMA 30 YEAR PASS-THROUGHS 6% 30 YEARS SETTLES JANUARY CUSIP: 01F060618	980,000.00	1,013,075.00
FNMA 30 YR PASS-THROUGHS 6.5 30 YEARS SETTLES JAN CUSIP: 01F062614	1,515,000.00	1,588,383.57
FNMA 6 12-15-2005 CUSIP: 31359MGM9	0.12	0.12
GNMA 1 SINGLE FAMILY MTG 5 30 YEARS SETTLES JAN CUSIP: 01N050610	480,000.00	479,850.24
GNMA 1 30 YR SINGLE FAMILY PASS-THROUGHS(SF) 6 30 YEARS CUSIP: 01N060619	245,000.00	253,804.81
UNITED STATES TREAS BILLS 02-17-2005 BILL CUSIP: 912795SA0	2,775,000.00	2,768,217.90
UNITED STATES TREAS BILLS 03-10-2005 CUSIP: 912795SD4	2,385,000.00	2,375,906.00
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 4

UNITED STATES TREAS NTS INFLATION INDEXED 2% DUE 07-15-2014 CUSIP: 912828CP3	375,000.00	391,702.34
UNITED STATES TREAS NTS 2.5% DUE 09-30-2006 REG CUSIP: 912828CW8	335,000.00	332,107.95
UNITED STATES TREAS NTS NT 4.25% DUE 08-15-2014 REG CUSIP: 912828CT5	50,000.00	50,111.35
US TREAS BDS 5.375 DUE 02-15-2031 BEO CUSIP: 912810FP8	185,000.00	200,045.68
US TREAS BILLS DUE 01-06-2005 REG CUSIP: 912795RU7	2,415,000.00	2,414,715.03
US TREAS BILLS 01-20-2005 PREASSIGN # 154 CUSIP: 912795RW3	2,715,000.00	2,712,627.09
US TREAS NTS DTD 8/15/04 3.5 DUE 08-15-2009 REG CUSIP: 912828CS7	1,355,000.00	1,351,295.43
Total United States - USD		25,268,324.11
Total U.S. Government Securities		25,268,324.11

Corporate Debt Instruments - Preferred
United States - USD
AMERIQUEST MTG SECS INC 2004-R4 ASSET BKD CTF CL A-2 FLTG RATE 5-25-2034 CUSIP: 03072SRN7	26,255.66	26,255.27
AMERN GEN FIN CORP MEDIUM TERM SR NTS MTN 4.625 DUE 05-15-2009 CUSIP: 02635PSP9	80,000.00	81,408.08
ANHEUSER BUSCH COS INC DEB 4.375 DUE 01-15-2013/01-14-2013 CUSIP: 035229CP6	70,000.00	69,090.70
ANHEUSER BUSCH COS INC 5.95 DUE 01-15-2033/01-14-2033 CUSIP: 035229CQ4	55,000.00	59,342.47
AT&T WIRELESS SVCS INC SR NT 8.75 DUE 03-01-2031 BEO CUSIP: 00209AAF3	75,000.00	101,123.48
BELLSOUTH CORP BD 4.2 DUE 09-15-2009/09-13-2004 CUSIP: 079860AF9	30,000.00	30,078.36
BERKSHIRE HATHAWAY FIN CORP SR NT 4.2% DUE 12-15-2010/05-03-2004 CUSIP: 084664AF8	50,000.00	49,679.05
BK AMER CORP BK AMER CORP SUB 6.25 DUE 04-15-2012 BEO CUSIP: 060505AQ7	75,000.00	82,830.30
BOEING CAP CORP NT 4.75 DUE 08-25-2008/08-24-2008 CUSIP: 097014AJ3	20,000.00	20,684.94
BRITISH TELECOMMUNICATIONS P L C NT 8.875% DUE 12-15-2030/12-12-2000 CUSIP: 111021AE1	30,000.00	40,170.63
CENTEX HOME EQUITY LN TR SER 2003-C CL AV FLTG RTE 09-25- CUSIP: 152314HQ6	33,321.20	33,362.85
CITIBANK CR CARD ISSUANCE TR 2004-A8 CL A8 4.90000009537% DUE 12-12-2016 CUSIP: 17305ECH6	140,000.00	140,437.50
CITIGROUP INC GLOBAL SR NT FLTG RATE DUE 06-09-2009 REG CUSIP: 172967CM1	30,000.00	30,045.54
CITIGROUP INC 6.5 DUE 01-18-2011 BEO CUSIP: 172967BC4	150,000.00	167,498.40
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 5

CMO BANC AMER COML MTG INC SER 2004-6 CLA-2 4.16099977493% DUE 12-10-2042 CUSIP: 05947UB49	100,000.00	100,048.40
CMO BANC AMER COML MTG INC 2004-1 CL A-44.76000022888% DUE 11-15-2037 CUSIP: 05947UPS1	110,000.00	109,890.99
CMO BANC AMER COML MTG INC 2004-3 A5 5.4836 DUE 05-10.2014 CUSIP: 05947UVC9	120,000.00	125,663.40
CMO BANC AMER COML MTG INC 2004-4 COML PASS THRU CTF CL A3 4.087 07-10-2042 CUSIP: 05947UVK1	80,000.00	79,967.84
CMO BANC AMER COML MTG INC 3.952 DUE 11-10-2039 BEO CUSIP: 05947UPQ5	70,000.00	69,227.76
CMO CR SUISSE 1ST BSTN MTG SECS CORP SER2004-C5 CL A2 4.18 DUE 11-15-2037 CUSIP: 22541S2P2	85,000.00	84,965.24
CMO CWMBS INC 2003-49 CHL MTG PASSTHRU CTF A-1 1.6418 DUE 12-19-2033 CUSIP: 12669EE69	29,321.23	29,202.60
CMO GE COML MTG CORP 2004-C3 CL A-4 5.1890001297% DUE 07-10-2039 CUSIP: 36828QHW9	85,000.00	87,401.51
CMO GREENWICH CAP COML FDG CORP SER 2003-C1 CTF CL A4 4.111 DUE 07-05-2012 CUSIP: 396789DV8	80,000.00	77,196.80
CMO GREENWICH CAP COML FDG CORP SER 2003-C2 CL A3 4.533 DUE 01-05-20-36 CUSIP: 396789ER6	300,000.00	302,120.70
CMO LB-UBS COML MTG TR SER 2004-C8 CL A-2 4.20100021362% DUE 12-15-2029 CUSIP: 52108HU36	80,000.00	80,188.16
CMO LB-UBS COML MTG TR 2004-C7 COML MTG PASS CTF CL A-2 3. DUE 11-17-2009 CUSIP: 52108HP32	70,000.00	69,514.20
CMO LONG BEACH MTG LN TR 2004-4 CL ll-A2FLTG RATE DUE 10-25-2034 CUSIP: 542514HQ0	126,942.25	126,956.85
CMO MORGAN STANLEY CAP l INC SER 2004-HQ4 CL A-7 4. DUE 04-14-2040 CUSIP: 61745MT45	85,000.00	85,970.45
CMO MORGAN STANLEY CAP l INC 2003-IQ6 CLA-4 4.96999979019% DUE 12-15-2041 CUSIP: 61745MUD3	60,000.00	61,023.48
CMO RESDNTL AST MTG PRODS INC 2004-RS7 MTG PASS CL A-I-1 DUE 8-25-2022 CUSIP: 7609857A3	79,119.49	79,130.96
CMO RESDNTL FDG MTG SECS ll INC SER 2004-HS2 CL-A-I-1 DUE 04-25-2033 CUSIP: 76110VQF8	39,661.03	39,666.30
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 6

CMO WAMU MTG PASS-THRU CTFS 2004-AR10 MTG PASS CL A-2-C DUE 07-25-2034 CUSIP: 92922FWY0	66,748.69	66,831.32
CONOCO INC NT DTD 04/20/1999 6.95 DUE 04-15-2029/04-20-1999 CUSIP: 208251AE8	45,000.00	53,138.48
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS# TR 00313 4 DUE 03-22-2011 CUSIP: 22237LPA4	60,000.00	58,335.60
CR SUISSE 1ST BSTN USA INC NT 5.5 DUE 08-15-2013 BEO CUSIP: 22541LAH6	40,000.00	41,885.80
DEUTSCHE TELEKOM INTL FIN B V GTD NT 8.75% DUE 06-15-2030 CUSIP: 25156PAC7	25,000.00	33,011.45
EQUITY ONE ABS INC 2004-3 MTG PASSTHRU CTF CL AF-1 FLTG DUE 07-25-2034 CUSIP: 294751ER9	45,897.53	45,907.63
FORD CR FLOORPLAN MASTER OWNER TR 2004-1AST BKD CL A DUE 7-15-2009 CUSIP: 34528PAE6	80,000.00	80,059.84
FORTUNE BRANDS INC NT 2.875 DUE 12-01-2006 REG CUSIP: 349631AJ0	25,000.00	24,765.75
GEN GYNAMICS COPR NT 4.5 DUE 08-15-2010/08-14-2003 CUSIP: 369550AL2	55,000.00	56,198.89
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE #TR 00528 DUE 03-15-2032 CUSIP: 36962GXZ2	145,000.00	169,715.25
GEN ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY MTN 3.5 DUE 08-15-2007 CUSIP: 36962GD68	120,000.00	119,757.24
GENERAL ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY MTN 4.3 DUE 11-21-201 CUSIP: 36962GM68	10,000.00	9,940.64
GOLDMAN SACHS GROUP INC FOR FUTURE EQTY USE 38143U NT 4.75 DUE 07-15-2013 CUSIP: 38141GDK7	35,000.00	34,633.73
GOLDMAN SACHS GROUP INC 6.125 DUE 02-15-2033/02-13-2003 CUSIP: 38141GCU6	55,000.00	57,137.91
HOUSEHOLD FIN CORP NT 6.5% DUE 11-15-2008 BEO CUSIP: 441812GD0	75,000.00	81,568.28
HSEHD FIN COP CRP Hl 7 DUE 05-15-2012 BEO CUSIP: 441812JY1	30,000.00	34,259.31
INTL BUSINESS MACHS CORP MEDIUM TRANCHE # TR 00113 4.375 DUE 06-01-2009 CUSIP: 45920QES9	15,000.00	15,260.40
J P MORGAN CHASE & CO NT 6.75 DUE 02-01-2011 BEO CUSIP: 46625HAJ9	70,000.00	78,638.49
MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 0045 DUE 01-15-2015 CUSIP: 59018YUW9	30,000.00	29,882.43
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 7

MERRILL LYNCH MTG INVS INC 2004-SL1 MTG LN ASSET BKD CTF C DUE 04-25-2035 CUSIP: 59020UEG6	26,115.32	26,115.82
METLIFE INC 5 DUE 11-24-2013/11-23-2013 BEO CUSIP: 59156RAG3	40,000.00	40,174.56
PEPSI BOTTLING GROUP INC GTD SR NT 7 DUE 03-01-2029/02-28-2029 CUSIP: 713409AC4	175,000.00	210,903.88
PUB SVC CO OF CO 1ST COLL TR BD SER NO 87.875 DUE 10-01-2012 CUSIP: 744448BU4	25,000.00	30,283.40
RESDNTL AST SEC CORP MTG PA 2002-KS7 PASSTHRU CTF CL A- DUE 11-25-2032 CUSIP: 76110WPT7	47,510.64	47,582.95
RESDNTL AST SEC CORP MTG PA 2004-KS7 MTGPASSTHRU CTF CL DUE 10-25-20121 CUSIP: 76110WA55	38,527.87	38,533.50
RESIDENTIAL ASSET MTG PRODS INC 2004-RS2MTG PASSTHRU CTF C DUE 01-25-2024 CUSIP: 760985P88	24,179.66	24,181.23
RESIDENTIAL ASSET MTG PRODS INC 2004-RS6MTG PASSTHRU CTF C DUE 08-25-2022 CUSIP: 7609854X6	31,843.04	31,847.18
RESIDENTIAL AST MTG PRODS INC 2004-SP1LNAST BKD CTF CL A-I DUE 06-25-2013 CUSIP: 7609855R8	27,383.84	27,392.85
ROYAL BK SCOTLAND GROUP PLC SUB NT 5 DUE 10-01-2014 BEO CUSIP: 780097AL5	85,000.00	85,858.93
SBC COMMUNICATIONS INC NT 5.1% DUE 09-15-2014/11-03-2004 CUSIP: 78387GAP8	55,000.00	55,511.17
SBC COMMUNICATIONS INC NT 5.625 DUE 06-15-2016/08-16-2004 CUSIP: 78387GAL7	10,000.00	10,330.50
SUPERIOR WHSL INVENTORY FING TR IlX SWIFT2004-A9 A 05-15-2009 CUSIP: 86837MAB5	110,000.00	110,102.63
UN ELEC CO 5.1 DUE 10-01-2019 BEO CUSIP: 02360FAA4	20,000.00	19,861.30
VODAFONE AIRTOUCH PLC FORMERLY VODAFONE GRP PLC 6/28/1999 DUE 02-15-2030 CUSIP: 92857TAH0	30,000.00	38,682.30
WA MUT FIN CORPO SR NT 6.875 DUE 05-15-2011 BEO CUSIP: 939333AC4	90,000.00	102,049.29
WACHOVIA BK NATL ASSN MEDIUM TERN SUB 8KTRANCHE # SB 000 DUE 08-15-2015 CUSIP: 92976GAA9	45,000.00	45,144.77
WELLS FARGO & CO NEW MTN 4.2% DUE 01-15-2010 CUSIP: 949746JJ1	35,000.00	35,142.24
Total United States "-" USD		4,610,770.15
Total Corporate Deb Instruments "-" Preferred		4,610,770.15
Corporate Debt Instruments "-" Other
United States "-" USD
ALBERTSONS INC BD 7.45 DUE 08-01-2029/07-31-2029 CUSIP: 013104AF1	35,000.00	41,023.71
AOL TIME WARNER INC DEB DTD 04/08/2002 7.7 DUE 05-01-2032 CUSIP: 00184AAG0	60,000.00	73,387.08
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 8

AT&T BROADBAND CORP NT 9.455% DUE 11-15-2022 BEO CUSIP: 00209TAB1	35,000.00	48,406.82
BRIT SKY BROADCASTING GROUP PLC GTD NT 6.875 DUE 02-23-2029 CUSIP: 111013AB4	15,000.00	16,455.15
CAP 1 BK MEDIUM TERM SR BK NTS BOO TRANCHE # TR 00174 4.875 DUE 5-15-2008 CUSIP: 14040EHF2	110,000.00	112,971.98
CAROLINA PWR & LT CO NT 6.5 DUE 07-15-2012/07-14-2012 CUSIP: 144141CS5	55,000.00	61,005.45
CIT GROUP INC MEDIUM TERM SR NTS BOOK ENTRANCHE #SR 000 DUE 5-18-2007 CUSIP: 12560PDG3	30,000.00	30,000.12
CMO BEAR STEARNS COML MTG SECS INC SER 2004-PWR5 CL A-5 4 DUE 7-11-2042 CUSIP: 07383FQ50	120,000.00	121,326.96
CMO CR SUISSE 1ST BSTN MTG SECS CORP SER2003-CK2 CL A2 DUE 3-15-2036 CUSIP: 22541NS67	65,000.00	64,934.61
CMO MERRILL LYNCH MTG TR 2004-KEY2COML CL A-2 4.166 DUE 8-12-2039 CUSIP: 59022HDS8	65,000.00	64,758.72
COMCAST CABLE COMMUNICATIONS INC NOTES 6.875 DUE 06-15-2009 CUSIP: 20029PAM1	100,000.00	111,094.50
COMCAST CORP NEW COMCAST CORP 7.05 DUE 03-15-2033/03-14-2033 CUSIP: 20030NAC5	25,000.00	28,605.70
CONSUMERS ENERGY CO 1ST MTG BD SER C 4.25 DUE 04-15-2008 CUSIP: 210518BU9	25,000.00	25,244.83
DUKE CAP CORP SR NT 8 DUE 10-01-2019 BEO CUSIP: 26439RAH9	35,000.00	42,711.87
FORD MTR CO DEL DEB DTD 02/09/1999 6.375 DUE 02-01-2029 BEO CUSIP: 345370BZ2	15,000.00	13,499.04
FORD MTR CO DEL GLOBAL LANDMARK SECS-GLOBLS 7.45 DUE 07-16-2031 CUSIP: 345370CA6	10,000.00	10,057.38
FORD MTR CR CO FLTG RT DUE 01-15-2010 BEO CUSIP: 345397UC5	10,000.00	10,091.03
FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 7.375 DUE 02-01-2011 CUSIP: 345397TS2	85,000.00	91,608.84
FORD MTR CR CO NT 7 DUE 10-01-2013 CUSIP: 345397TZ6	25,000.00	26,503.30
GEN MTRS ACCEP CORP NT DTD 09/12/2001 6.875 DUE 09-15-2011 CUSIP: 370425RX0	45,000.00	46,115.69
GEN MTRS ACCEP CORP NT 7.75 DUE 01-19-2010 BEO CUSIP: 370425RP7	40,000.00	42,932.64
GEN MTRS CORP SR NT 8.375 DUE 07-15-2033 REG CUSIP: 370442BT1	75,000.00	77,706.23
HUMANA INC 6.3 DUE 08-01-2018 BEO CUSIP: 444859AU6	35,000.00	35,897.96
INTL PAPER CO NT DTD 08/27/2001 6.75 DUE 09-01-2011/08-31-2011 CUSIP: 460146BN2	25,000.00	28,028.33
INTL PAPER CO NT 5.3 DUE 04-01-2015/03-31-2015 CUSIP: 460146BU6	80,000.00	80,938.72
KRAFT FOODS INC NT 4.125% DUE 11-12-2009 BEO CUSIP: 50075NAM6	100,000.00	99,452.80
KRAFT FOODS INC 5.25 DUE 10-01-2013 BEO CUSIP: 50075NAL8	55,000.00	56,586.81
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 9

MBNA CORP SR MEDIUM TERM NTS BOOK ENTRY NT 4.625 DUE 09-15-2008 CUSIP: 55263ECK9	45,000.00	45,704.43
MIDAMERICAN ENERGY HLDGS CO NEW SR NT 5.875 DUE 10-01-2012 CUSIP: 59562VAF4	25,000.00	26,491.03
NEWS AMER HLDGS INC 9.25 DUE 02-01-2013 REG CUSIP: 652478AH1	45,000.00	57,992.40
NEWS AMER INC GTD SR NT 6.55% DUE 03-15-2033/03-15-2005 CUSIP: 652482BC3	55,000.00	58,536.89
NISOURCE FIN CORP GTD NT DTD 11/14/2000 7.875 DUE 11-15-2010 CUSIP: 65473QAJ2	30,000.00	35,267.37
OH PWR CO SR NT SER l 6.375 DUE 07-15-2033/07-15-2013 CUSIP: 677415CJ8	35,000.00	36,781.61
PAC GAS & ELEC CO 1ST MTG BD 6.05 DUE 03-01-2034/03-23-2004 CUSIP: 694308GE1	60,000.00	62,316.96
RESDNTL AST SEC CORP MTG PA 2003-KS3 MTGAST BKD PASS TH DUE 05-25-2033 CUSIP: 76110WRE8	60,419.65	60,487.86
SAFEWAY INC NT 4.95 DUE 08-16-2010/08-12-2004 CUSIP: 786514BL2	40,000.00	40,718.36
SLM CORP MEDIUM TERM NTS BOOK ENTRY 5.625 DUE 08-01-2033 CUSIP: 78442FAZ1	120,000.00	118,704.60
SPRINT CAP CORP NT 8.75 DUE 03-15-2032 BEO CUSIP: 8520960AT9	110,000.00	146,553.99
TIME WARNER ENTMT CO L P 8.375 DUE 03-15-2023 REG CUSIP: 88731EAF7	105,000.00	131,639.34
TYCO INTL GROUP S A CRP TYC 6.375 DUE 10-15-2011/10-14-2011 CUSIP: 902118BC1	85,000.00	93,844.76
VALERO ENERGY CORP NEW VALERO NEW DEAL 30 YR 7.5 DUE 04-15-2032 CUSIP: 91913YAE0	60,000.00	72,370.86
WASTE MGMT INC DEL SR NT 6.875 05-15-2009 BEO CUSIP: 94106LAE9	50,000.00	55,398.85
WEYERHAEUSER CO DEB 7.375 DUE 03-15-2032 BEO CUSIP: 962166BR4	105,000.00	124,513.83
XCEL ENERGY INC SR NT 7 DUE 12-01-1010 BEO CUSIP: 98388MAA5	30,000.00	33,816.90
Total United States - USD		2,662,486.31
Total Corporate Debt Instruments Other		2,662,486.31
Value of Interest in Common/Collective Trusts
United States - USD
COLTV SHORT TERM INVT FD CUSIP: 195998AC3		610,333.13
Total United States USD		610,333.13
Value of Interest in Common/Collective Trusts		610,333.13

Other
United States "-" USD
UNITED MEXICAN STS MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR CUSIP: 91086QAH1	110,000.00	124,740.00
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 10

UTD MEXICAN STS MEDIUM TERM NTS BOOK ENTRY 4.625 DUE 10-08-2008 CUSIP: 91086QAM0	130,000.00	131,625.00
Total United States "-" USD		256,365.00
Total Other		256,365.00

Other Liabilities
Pending Trade Purchases: United States Dollar	0.00	(9,806,344.78)
Subtotal		24,222,446.42

Underlying Securities (Clover Capital):
U.S. Gov't Securities
United States - USD
FH LB HFLB 3 11-15-2006 CUSIP: 3133MTRJ9	1,000,000.00	995,858.00
FHLMC MULTICLASS SER 2743 CL IW 5 04-15-2021 CUSIP: 31394PV67	3,730,000.00	508,201.31
FHLMC POOL #C0-1844 4.57% 04-01-2034 BEO CUSIP: 31292JBM1	730,270.54	705,756.09
FNMA POOL #254759 4.5% 06-01-2018 BEO CUSIP: 31371K5Ul	959,511.01	958,616.75
FNMA POOL #255111 5.5% DUE 03-01-2034 REG CUSIP: 31371LKY4	966,728.28	982,008.39
FNMA POOL #535301 6.5% DUE 04-01-2015 REG CUSIP: 31384VU26	111,913.85	118,765.44
FNMA POOL #689022 5% 05-01-2033 BEO CUSIP: 31400JPF0	669,774.85	665,845.95
FNMA POOL #694431 5% DUE 03-01-2018 REG CUSIP: 31400QPQ0	1,022,097.87	1,039,434.69
GNMA POOL #482764 SER 2028 6.5% DUE 10-15-2028 REG CUSIP: 36209VJH8	125,403.70	132,260.02
GNMA POOL #533974 SER 2032 6.5% DUE 05-15-2032 REG CUSIP: 36212HFP0	318,081.14	335,131.56
GNMA POOL #553328 4.5% 07-15-2018 BEO CUSIP: 36213FVV2	411,219.04	413,661.68
GNMA POOL #569799 SER 2032 7% DUE 05-15-2032 REG CUSIP: 36200Q7L2	91,741.16	97,502.69
GNMA POOL #570400 SER 2031 6.5% DUE 09-15-2031 REG CUSIP: 36200RUZ3	71,775.52	75,622.11
GNMA POOL #604616 4.5% 09-15-2018 BEO CUSIP: 36200MVH3	657,941.24	661,849.41
GNMA POOL #781029 SER 2029 6.5% DUE 05-15-2029 REG CUSIP: 36225BEA2	111,055.92	117,101.47
GNMA POOL #781096 SER 2028 6.5% DUE 12-15-2028 REG CUSIP: 36225BGD4	71,198.95	75,099.94
GNMA POOL #781207 SER 2030 7.5% DUE 08-15-2030 REG CUSIP: 36225BKU1	27,969.75	30,045.30
GNMA POOL #781231 SER 2030 7% DUE 12-15-2030 REG CUSIP: 36225BLL0	111,573.19	118,741.77
GNMA POOL #781276 SER 2031 6.5% DUE 04-15-2031 REG CUSIP: 36225BMZ8	60,985.54	64,274.06
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 11

GNMA POOL #781483 SER 2032 6% DUE 08-15-2032 REG CUSIP: 366225BUG1	676,141.11	701,914.93
GNMA 2004-059 REMIC PASSTHRU CTF CL DA 5 06-16-2034 CUSIP: 38374HYQ7	252,357.23	256,227.13
UNITED STATES TREAS BDS DTD 08-15-1997 6.375% DUE 08-15-2007 CUSIP: 912810FA1	400,000.00	480,312.40
US TREAS BDS DTD 08/15/1993 6.25 DUE 08-15-2023 REG CUSIP: 912810EQ7	300,000.00	351,222.60
US TREAS BDS 7 1/4 15/8/2022 USD 1000 7.25 DUE 08-15-2022 CUSIP: 912810EM6	600,000.00	773,273.40
US TREAS BDS 7.5 11/15/2016 USD 1000 7.5 DUE 11-15-2016 REG CUSIP: 912810DX3	1,550,000.00	1,980,791.50
Total United States "-" USD		12,639,518.59
Total U.S. Government Securities		12,639,518.59

United States "-" USD
ABBOTT LABS 6.4 DUE 12-01-2006 REG CUSIP: 002824AH3	1,000,000.00	1,055,985.00
ALLSTATE CORP 5.375 DUE 12-01-2006 BEO CUSIP: 020002AM3	1,000.000.00	1,033,009.00
CITICORP MEDIUM TERM SUB NTS "-" BOOK ENTRYRANCHE # SB 00195 CUSIP: 17303MJC4	500,000.00	544,337.50
EMERSON ELEC CO EMERSON ELEC 7.125 DUE 08-15-2010 BEO CUSIP: 291011AM6	1,250,000.00	1,431,560.00
PRUDENTIAL FINL INC MEDIUM TERM NTS BOOKTRANCHE #TR 0 CUSIP: 74432QAE5	500,000.00	502,396.00
PUB SERVICE CORP COL 1ST COLL TR BD SER 14 4.375 10-1-08/9/30/08 CUSIP: 744448BW0	500,000.00	506,997.50
SYSCO CORP 7.16 SR NT DUE 04-15-2027 PUTON 04-14-07 DELIVE CUSIP: 871829AD9	200,000.00	243,575.20
WAL-MART STORES INC NT 6.875 DUE 08-10-2009 BEO CUSIP: 931142BE2	1,285,000.00	1,442,914.94
WELLS FARGO FINL INC WELLS FARGO FINL SRNT 4.875 DUE 06/12/07- CUSIP: 94975CAK3	514,000.00	530,630.47
1ST DATA CORP NT DTD 07/24/1995 6.75 DUE 07-15-2005 REG CUSIP: 319963AB0	250,000.00	255,099.75
Total United States "-" USD		7,546,505.36
Total Corporate Debt Investments Preferred		7,546,505.36

Corporate Debt Instruments - Other
United States - USD
BISYS GROUP INC CONV SUB NT 4% DUE 03-15-2006/03-15-2005 CUSIP: 055472AB0	500,000.00	495,000.00
CONAGRA INC NT 7.875 DUE 09-15-2010 BEO CUSIP: 205887AW2	425,000.00	499,266.63
DIAL CORP NEW SR NT DTD 08/09/2001 7 DUE 08-15-2006/08-14-2006 CUSIP: 25247DAB7	700,000.00	738,928.40
Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 12

FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.875 DUE 02-01-2006 CUSIP: 345397TR4	500,000.00	515,100.00
GEN MLS INC BD DTD 11/20/2002 3.875 DUE 11-30-2007/11-29-2007 CUSIP: 370334AW4	500,000.00	501,599.00
KINDER MORGAN ENERGY PARTNERS L P SR NT 5.125% DUE 11-15-2014 CUSIP: 494550AS5	450,000.00	449,105.40
PIONEER NAT RES CO 7.2 DUE 01-15-2028 REG CUSIP: 723787AB3	275,000.00	315,139.83
ROADWAY CORP SR NT 8.25 DUE 12-01-2008 BEO CUSIP: 769742AB3	500,000.00	562,290.50
THERMO ELECTRON CORP 7.625 DUE 10-30-2008 BEO CUSIP: 883556AG7	300,000.00	334,535.40
VA ELEC & PWR CO CALL & PUTTABLE ENHANCED SECS 4.1 DUE 12-15-2038 CUSIP: 927804EX8	500,000.00	500,349.00
WORLD COLOR PRESS INC DEL 6.0 CONV SUB NT DUE 10-01-2007 CUSIP: 981443AA2	120,000.00	122,880.00
XTO ENERGY INC SR NT 7.5 DUE 04-15-2012/04-14-2012 CUSIP: 98385XAA4	280,000.00	327,657.68

Total United States - USD		5,361,851.84
Total Corporate Debt Instruments "-" Other		5,361,851.84
Value of Interest in Common/Collective Trusts
United States - USD
COLTV GOVT STIF REG CUSIP: 195998BD0	298,952.99	298,952.99
Total United States - USD		298,952.99
Total Value of Interest in Common/Collective Trusts		298,952.99
Other Liabilities
Bausch & Lomb for Clover Capital **	(1.00)	(868,133.68)
Subtotal		24,978,695.10
Underlying Securities (MAS):
Value of Interest in Common/Collective Trusts
USD - United States Dollar
United States - USD
COLTV SHORT TERM INVT FD CUSIP: 195998AC3	282.73	282.73
Total United States - USD		282.73
Total Value of Interest in Common/Collective Trusts		282.73

Bausch & Lomb 401(k) Account Plan
Schedule of Assets Held for Investment Purposes at End of Year		Schedule I
For the Plan Year Ended December 31, 2004		Page 13

Value of Interest in Registered Investment Companies
United States - USD
MFO MORGAN STANLEY INSTL FD FXD INC 11 PORTFOLIO INSTL CL CUSIP: 617440805	107,387.67	1,212,406.79
Total United States - USD		1,212,406.79
Total Value of Interest in Registered Investment Companies		1,212,406.79

Other
United Sates - USD
MAS BAUSCH & LOMB CUSIP 0000958969 **		323,610.64
Total United States - USD		323,610.64
Total Other		323,610.64
Subtotal
Total Value $50,724,974; Wrapper $12,467.54 *		50,737,441.68
Total Investments		373,125,414.89

*Represents synthetic investment contract whereby assets are placed in a trust (with ownership by the Plan) and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value.

**Denotes party-in-interest.

Signature

Bausch & Lomb 401(k) Account Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Bausch & Lomb Incorporated has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bausch & Lomb 401(k) Account Plan
(Name of Plan)

Date: June 15, 2005

By:

 /s/
David Nachbar

Exhibit Index

EX-23	Consent of PricewaterhouseCoopers LLP (filed herewith).